April 20, 2012

Ms. Sonia Bednarowski

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation Amendment No. 13 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Bednarowski:

On behalf of Ryerson Holding Corporation (the “Company”), on April 13, 2012, we submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 13 to the Company’s Registration Statement on Form S-1 (the “Amendment”) in respect of the Company’s initial public offering of shares of its common stock. At your request, set forth below are the Company’s responses to comments of the staff (the “Staff”) of the Commission pertaining to the Company’s Amendment No. 12 to the Registration Statement on Form S-1 filed on June 21, 2011 (the “Registration Statement”), contained in your letter dated July 5, 2011 to Terence R. Rogers, the Company’s former Chief Financial Officer. As discussed, the Amendment contains updates to the Registration Statement since the date of the Company’s last filing, as well as changes made in response to the prior comments of the Staff. To facilitate your review, we have set forth each of your prior comments below with the Company’s corresponding response and marked the Amendment that was filed on April 13, 2012 to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

The Sponsor, page 8

1.	Comment: Please include in the next amendment the amount of the termination fee that JT Ryerson will pay to Platinum Advisors.

Response: The Company will include in a future amendment to the Registration Statement the amount of the termination fee that JT Ryerson will pay to Platinum Advisors once the amount of such termination fee has been determined.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Comment: We note from your response to our prior comment four that you will remove the restrictive legend included on the bottom of the report of the independent registered public accounting firm immediately prior to the planned effectiveness of the Company’s Form S-1 registration statement. Please revise accordingly. The consent of the independent registered accountant should be similarly revised.

Ms. Sonia Bednarowski

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

April 20, 2012

Response: The Company will remove the restrictive legend included on both the report and the consent of its independent registered public accounting firm immediately prior to the planned effectiveness of the Registration Statement.

Note 20. Subsequent Events, page F-36

3.	Comment: We note from your response to our prior comment seven that you will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined. Please make these revisions in a future amendment to the registration statement.

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively in a future amendment to the Registration Statement once the date and terms of the stock split have been determined.

Unaudited Interim Financial Statements for the Three Months Ended March 31, 2011

Balance Sheet

4.	Comment: We note from your response to our prior comment 9 that you have reflected the payment of the termination fee to Platinum Advisors as part of long-term debt because you will increase your borrowings on the Ryerson Credit Facility to pay the fee. Please revise your disclosure in Note 13 to indicate that the planned payment of the fee will be made using additional borrowings under the Ryerson Credit Facility.

Response: To the extent applicable in a future amendment to the Registration Statement, the Company will revise its disclosure in the notes to its financial statements to indicate that the planned payment of the termination fee will be made using additional borrowings under the Ryerson Credit Facility. The Company has currently noted use of additional borrowings to fund the fee on page 33 of the Registration Statement.

Exhibit 23.1 Consent of Ernst & Young

5.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment and will similarly comply in any future amendments to the Registration Statement.

Ms. Sonia Bednarowski

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

April 20, 2012

Other

6.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. The Company has updated the financial statements and related disclosures for the year ended December 31, 2011 and will continue to update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Barbara E. Rohde, Counsel

Cristopher Greer, Esq.